[redacted]

08027921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Weston International Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 58th Street; 15th Floor
(No. and Street)

New York (City) New York (State) 10155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Liegey (917) 447-2500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 Madison Avenue, Suite 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Liegey, Chairman and CEO , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Weston International Capital Markets LLC, (Company)**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BILLIE J. PRATT
Notary Public, State of New York
No. 01PR6038314
Qualified in Queens County
Commission Expires 5-7-010
Billie J. Pratt

John Liegey, Chairman and CEO:

Sworn and subscribed to before me this 28 day of February, 20___.

This report ** contains (check all applicable boxes): **Page**

		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not applicable).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Weston International Capital Markets LLC

(SEC I.D. No. 8-66384)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

Report of Independent Certified Public Accountants

To: Member
Weston International Capital Markets LLC

We have audited the accompanying balance sheet of Weston International Capital Markets LLC, as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weston International Capital Markets LLC at December 31, 2007, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has no revenues and has no substantial assets. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CPAs, PLLC

New York, NY
February 18, 2008

WESTON INTERNATIONAL CAPITAL MARKETS LLC
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Cash	$ 12,164
Due from affiliate	35,842
Organization costs, net	6,501
Total Assets	$ 54,508

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 5,400
Total Liabilities	5,400
Member's equity	49,108
Total Liabilities and Member's Equity	$ 54,508

See Independent Accountants' Report and Accompanying Notes

WESTON INTERNATIONAL CAPITAL MARKETS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Other	$ 35,000
Total Revenues	35,000
Costs and Expenses:	
Professional fees	5,485
Amortization	4,086
Regulatory fees	3,502
SIPC	150
Bank charges	150
Total Costs and Expenses	13,373
Net Income	$ 21,627

See Independent Accountants' Report and Accompanying Notes

WESTON INTERNATIONAL CAPITAL MARKETS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:		
Net Income	$	21,627
Amortization		4,086
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) in due from affiliate		(35,842)
Increase in accounts payable and accrued expenses		2,900
(Decrease) in due to affiliate		(5,779)
Net Cash (Used) By Operating Activities		(13,008)
Cash Flows From Investing Activities:		
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Net Cash Provided By Financing Activities:		-
Net (Used) In Cash		(13,008)
Cash at beginning of the year		25,172
Cash at end of the year	$	12,164

See Independent Accountants' Report and Accompanying Notes

WESTON INTERNATIONAL CAPITAL MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Total Member's
Balance, January 1, 2007	$ 27,480
Net Income	21,627
Balance, December 31, 2007	$ 49,108

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Weston International Capital Markets LLC (Company) was organized in the State of Delaware on January 6, 2004, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in the business of providing business and financial consulting and the private placement of securities. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). At December 31, 2007, the company did not have any customers and was not acting as an introducing broker. The Company is not required to have any arrangement with a clearing broker.

The Company changed its name effective 08/21/2007. It was formerly known as LMT Capital Markets LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues are recognized by the Company when services are rendered. During the current year the Company did not have any transactions providing revenues, except for a $35,000 one-time, special payment that resulted from the consolidation of FINRA and the NASD, but did incur limited expenses as reflected in the statement of operations.

Income Taxes

The Company is a limited liability Company, but has elected to be taxed as a corporation. The Company files its tax return on Form 1120.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTONS

The Company has a balance of $35,842 due from its affiliate, LMT Capital Management, LLC at December 31, 2007.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $6,764 which was $1,764 in excess of the amount required.

5. GOING CONCERN

The Company had no revenues, except for the aforementioned $35,000 one-time special payment, and has no substantial assets.

Although the Company intends to implement its business plan gradually over time, the capital resources needed to accomplish its plan are significant, and from inception have been provided by the member. The sole member is expected to continue to fund the Company's needs by raising capital from his personal net assets.

There can be no assurance that this member will continue to provide capital in sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise some doubt about the Company's ability to continue as a going concern.

WESTON INTERNATIONAL CAPITAL MARKETS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:	
Total member's equity	$ 49,108
Deductions and/or charges:	
Non-allowable assets:	
Due from affiliate	35,842
Organization costs, net	6,501
Net capital before haircuts on securities positions	6,764
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 6,764
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 5,400
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 360
Minimum net capital required	$ 5,000
Excess net capital	$ 1,764
Excess net capital at 1,000%	$ 6,224
Percentage of aggregate indebtedness to net capital is	80%

The above computation does not differ materially from the December 31, 2007 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Excess net capital per Focus Report	$ 2,764
Audit adjustment of accrued expense reducing aggregate indebtedness	(1,000)
Excess net capital per Audit Report	$ 1,764

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To: Member
Weston International Capital Markets LLC

In planning and performing our audit of the financial statements and supplementary information of Weston International Capital Markets LLC (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CPAs', PLLC

New York, NY
February 18, 2008

END